July 10, 2007
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	National Health Realty, Inc.
Amended Schedule 13E-3 filed on June 7, 2007
File No. 055-55329

National Health Realty, Inc.
Amended Schedule 14A filed on June 7, 2007
File No. 001-13487

National HealthCare Corporation
Amended Form S-4 filed on June 7, 2007
File No. 333-142189
Dear Mr. Pressman:
     National HealthCare Corporation (“NHC”) and National Health Realty, Inc. (“NHR” and together with NHC, the “Companies”) are in receipt of your letter dated June 25, 2007 related to your review of the Companies’ above-listed filings. We have carefully considered each of your comments and respectfully provide the following responses below. For your convenience, we have reproduced each comment from your letter immediately before the Companies’ response below.
Schedule 13E-3
1.	Comment: We note your response to prior comment 1. Please expand your analysis to explain in greater detail why each party to the stockholder agreement is not an affiliate engaged in a going private transaction. In addition, your response did not address Davis or NHC/OP.

Response: After consideration of the staff’s review and comments, we agree that NHC, NHR, and NHC subsidiaries NHC/OP, L.P. (“NHC/OP”) and Davis Acquisition Sub LLC (“Davis”) are Schedule 13E-3 filing persons. Accordingly, we have revised the Schedule 13E-3 to include NHC/OP and Davis. However, we believe that the individual board members who are parties to the voting agreement are not affiliates engaged in a Rule 13e-3 transaction.

A filing obligation arises under Rule 13e-3 when 1) a person is an “affiliate” within the meaning of Rule 13e-3, both before and after the going private transaction, and 2) such person is “engaging” in a Rule 13e-3 transaction. Filing person status is determined based on the facts and circumstances of the Rule 13e-3 transaction. Here, we believe that the particular facts and circumstances concerning the voting agreement do not give rise to a finding of engagement in the transaction.

The voting agreement was intended simply to publicly signal support of the NHC and NHR directors for the merger and is largely symbolic. The votes of the parties to the voting agreement were not factors in structuring the merger, and the shares covered by the voting agreement will not be counted towards the “majority of the minority” vote required to approve the merger. Therefore, we believe that being party to the voting agreement did not cause any director to be engaged in the Rule 13e-3 transaction. However, if the staff disagrees with our conclusion, we will discuss the staff’s position with our respective boards and recommend that they terminate the voting agreement in order to eliminate any uncertainty in this regard.
Item 13, Financial Statements
2.	Comment: We note your response to prior comment 3. NHR common stockholders will be issued Series A convertible stock of NHC. Please explain why pro forma information with respect to the surviving entity would not be relevant to their decision with respect to the Rule 13e-3 transaction. In the alternative, please consider incorporating the existing pro forma information financial information into this document.

Response: We have revised our disclosure in response to the staff’s comment. Please see the revised disclosure incorporating the previously provided NHC pro forma information under the heading “Financial Statements” on page 6.
Schedules 14A
3.	Comment: We note your response to prior comment 7. Please revise to include the disclosures required by Rule 13e-3(e)(1)(ii) with respect to the entire Rule 13e-3 transaction. Please note that your state law disclosure obligations to provide separate distinct disclosure can be satisfied separately from your Rule 13e-3 obligation. In the alternative, please provide a legal analysis supporting your conclusion that the consolidation is not the first step of a going private transaction.

Response: We respectfully submit that our response to prior comment 7 was not intended to exclude from the NHR consolidation proxy statement any disclosure required by Rule 13e-3(e)(1)(ii). In deference to the staff, we assumed for purposes of the revised disclosure that the consolidation was a first step in a going private transaction. To this end, we previously addressed the staff’s request in the NHR consolidation proxy statement by:
•	adding the legend required by Rule 13e-3(e)(1)(iii);

•	creating a section entitled “Special Factors,” as required by Rule 13e-3(e)(1)(ii);

•	revising the sections captioned “Special Factors — Purpose of the Consolidation and Subsequent Merger” on page 7, “— Background of the Consolidation and Subsequent Merger” on page 8, “— Reasons for the Consolidation; Recommendation of the Board of Directors” on page 16, “— Alternatives to the Consolidation” on page 17, “— -Effect of the Consolidation” on page 7, “— Material Differences Between the Rights of Stockholders” on page 17, and “— Material U.S. Federal Income Tax Consequences” on page 17 to satisfy the disclosure required by Item 1013 of Regulation M-A regarding the purposes, alternatives, reasons and effects of the transaction; and

•	revising the sections captioned “Special Factors — Background of the Consolidation and Subsequent Merger” on page 8 and “— Reasons for the Consolidation; Recommendation of the Board of Directors” on page 16 to satisfy the disclosure required by Item 1014 of Regulation M-A regarding the fairness of the transaction.
Additionally, we revised the Schedule 13E-3 to reference the above sections. We respectfully submit that Item 9 of Schedule 13E-3 (Item 1015 of Regulation M-A) does not affect the disclosure in the NHR consolidation proxy statement because Item 1015(a) excludes opinions of counsel from the application of Item 1015. With respect to the consolidation, NHR only received legal opinions of Maryland counsel and did not receive an opinion from 2nd Generation Capital, LLC (“2nd Generation”) or any financial advisor.
Background of the Consolidation and Subsequent Merger
4.	Comment: We note your response to prior comment 20. File any written materials, such as any board books, as exhibits to Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In the alternative, please provide copies of all the referenced to materials to the staff on a supplemental basis and, for each separate document, explain why you believe the filing of such information is not required by Item 1016(c).

Response: In response to the staff’s comment, the Schedule 13E-3 has been amended to add as Exhibits (c)(3) and (c)(4), respectively, the financial presentation of Avondale Partners to the NHC special committee and board of directors on December 20, 2006 and the financial presentation of 2nd Generation to the NHR special committee and board of directors on December 20, 2006. The financial presentations are the only additional written materials required to be filed in accordance with Item 9 of Schedule 13E-3.
Form S-4
5.	Comment: Please move the risk factor section so it appears after the special factors section.

Response: In response to the staff’s comment we have revised the Registration Statement to move the “Risk Factors” section so it appears after “Special Factors.”

Fairness of the Offer and the Merger
6.	Comment: We note your response to prior comment 23. For purposes of satisfying Item 8 of Schedule 13E-3, each filing person is required to address fairness to the unaffiliated holders of NHR common stock. We are unable to locate such disclosure from NHC. Please advise. As fairness to the NHC stockholders is not relevant to the Rule 13e-3 disclosure requirements, please relocate any such disclosure so it appears outside of the Special Factors section.

Response: In response to the staff’s comment we have revised the Registration Statement to separate the disclosure regarding fairness of the transaction to NHR and NHC stockholders. We have not, however, relocated the disclosure addressing fairness to NHC stockholders because we believe such information is material to NHR stockholders, as future holders of NHC stock. Please see the revised disclosure under the heading “Special Factors — Fairness of the Offer and the Merger” on page 21.
Recommendation of the NHR Special Committee and the NHR Board of Directors; Fairness of the Merger.
7.	Comment: We note your response to prior comment 25. Please state whether NHC found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: In response to the staff’s comment we have revised the Registration Statement. Please see the revised disclosure under the heading “Special Factors — Fairness of the Offer and the Merger” on page 21.

8.	Comment: Please clarify whether there were any material factors negatively impacting the board’s fairness determination.

Response: We have revised the Registration Statement in response to the staff’s comment. Please see the revised disclosure under the headings “Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors” and “—Fairness of the Offer and the Merger” on pages 20 and 21 and “Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 31.

9.	Comment: Please expand your disclosure in the bulleted list to explain how each factor impacted the fairness determination. For instance, stating that the board considered the “business, financial strength and prospectus of NHR as a stand alone entity” does not explain why the board believed those elements supported a finding of fairness. In addition, please provide qualification as appropriate.

Response: We have revised the Registration Statement in response to the staff’s comment. Please see the revised disclosure under the heading “Special Factors — Recom-

mendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on pages 32 and 33.

10.	Comment: We note your response to prior comment 25. Please note that you must discuss each of the factors set forth in Instruction 2 to Item 1014 must be discussed in reasonable detail. Please expand your disclosure of going concern value to clarify whether the board independently performed the analyses listed In additional please explain why the board believed these analyses where equivalent to a going concern value. In addition, if known please quantify going concern, net book value and liquidation value. Please confirm that net book value is not a commonly used measurement of value in your industry. Finally, please be advised that stating a liquidation valuation is not an appropriate measure because NHR was considered a viable going concern business is insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

Response: With respect to the factors set forth in Instruction 2 to Item 1014, we respectfully submit that each factor (i.e., current market prices, historical market prices, net book value, going concern value, liquidation value, purchase prices paid in previous purchases, and recent firm offers) has been addressed in NHR’s and 2nd Generation’s disclosure in the S-4. In further response to the staff’s comment, we revised the disclosure under the heading “Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on pages 32 and 33 to elaborate on such factors where appropriate.

With respect to the going concern value of NHR, in response to the staff’s comment, we revised the disclosure under the heading “Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 32 to (i) confirm that the NHR board relied on various tests performed by 2nd Generation to assess the going concern value and (ii) explain why 2nd Generation believed these tests reflected the going concern value.

Also, in response to the staff’s comment, we revised the disclosure under the heading “Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 33 to confirm and elaborate on the fact that the net book value is not commonly used as a relevant valuation measure in NHR’s industry.

Finally, in response to the staff’s comment, we revised the disclosure under the heading “Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger” on page 33 to elaborate on the reason why the liquidation value was not considered by the 2nd Generation or the NHR board to be a relevant measure of the value of NHR for purposes of this proposed transaction.

11.	Comment: Please explain to the staff why you believe the transaction is structured to require approval of the majority of unaffiliated holders.

Response: We respectfully submit that the transaction is structured to require approval of the majority of unaffiliated stockholders of NHR because the NHR special committee negotiated, in furtherance of performance of its duties under Maryland law, Section 6.01(a) of the merger agreement requiring approval by Requisite Stockholder Vote. “Requisite Stockholder Vote” in the merger agreement “means (i) the affirmative approval of a majority of all votes entitled to be cast on the matter and (ii) the affirmative vote of a majority of all votes entitled to be cast on the matter, except those that may be cast by Affiliated Stockholders.” “Affiliated Stockholder” in the merger agreement “means a stockholder who is a director or officer of [NHR], [post-consolidation NHR], any of their Affiliates or [NHC] or who is otherwise an Affiliate of [NHR].” This required level of stockholder approval is disclosed throughout both the NHR consolidation proxy statement and the Form S-4 and is a higher threshold of approval than that suggested by the staff (see SEC Release No. 34-17719, question 2d, April 13, 1981), because it requires approval of the holders of an absolute majority of shares of unaffiliated stockholders entitled to vote, not simply a majority of the votes actually cast by the holders of unaffiliated NHR stock.

12.	Comment: Please confirm that 2nd Generation was retained to represent and negotiate on behalf of unaffiliated stockholders. It appears to the staff that 2nd Generation’s fairness opinions speaks to the Special committee and addresses fairness to all shareholders. If true that 2nd Generation was retained to represent and negotiate on behalf unaffiliated stockholders, please clarify whether 2nd Generation was retained solely to address fairness to unaffiliated holders. If not, please address why the transaction was deemed fair in the absence of the procedural protection addressed in Item 1014(d).

Response: 2nd Generation was retained to represent the NHR special committee. The NHR special committee was formed to consider and negotiate the transaction on behalf of the unaffiliated NHR stockholders. Although 2nd Generation was not retained solely to represent the unaffiliated stockholders of NHR, 2nd Generation’s evaluation was conducted with the premise that fairness would be reviewed from the perspective of the disinterested stockholders. No benefits to be received incident to the merger by affiliated NHR stockholders were considered by 2nd Generation in its analysis or by the NHR special committee. Additionally, the unaffiliated stockholders are protected procedurally by the requirement that the transaction receive approval by a majority of the votes entitled to be cast by unaffiliated stockholders.
Closing
     Comment: Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

     Response: In connection with this response, the Companies acknowledge that:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about the Companies’ responses to your comments or require further explanations, please do not hesitate to contact me at (615) 890-2020 or Fax: (615) 890-0123.
Sincerely,

/s/ John K. Lines
John K. Lines
Senior V.P. & General Counsel National Healthcare Corporation
and
John K. Lines
Senior V.P. & General Counsel
National Health Realty, Inc.

cc:	James J. Clark: Cahill Gordon & Reindel llp
Susanna M. Suh: Cahill Gordon & Reindel llp
J. Chase Cole: Waller Lansden Dortch & Davis, LLP